RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Board of Directors
Joe Jolly & Company, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Joe Jolly & Company, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Joe Jolly & Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: provisions of subparagraph (k)(2)(ii) (the exemption provisions) and (b) Joe Jolly & Company, Inc. stated that Joe Jolly & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Joe Jolly & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Joe Jolly & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Birmingham, Alabama
October 28, 2016